UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2025

Kanishka Roy
Chief Executive Officer
Plum III Merger Corp.
2021 Fillmore St., #2089
San Francisco, California 94115

Ranjeet Sundher
Chief Executive Officer
Tactical Resources Corp.
Suite 1500 – 1055 West Georgia Street
Vancouver, British Columbia, Canada V6E 4N7

Re: Plum III Merger Corp.
Amendment No. 1 to Registration Statement on Form F-4
Submitted February 21, 2025
File No. 333-282863

Dear Kanishka Roy and Ranjeet Sundher:

Our initial review of your registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, we note that Plum Acquisition Corp. III has not provided financial statements covering its fiscal year-end of December 31, 2024. Please file an amendment that contains audited financial statements, as well as an audit report and audit consent related to the financial statements, as of and for the year ended December 31, 2024.

We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Daniel Morris at 202-551-3314 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation